UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 6, 2022

BRAZIL POTASH CORP.

(Exact name of issuer as specified in its charter)

Ontario, Canada

State or other jurisdiction of incorporation or organization

N/A

(I.R.S. Employer Identification No.)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

(Full mailing address of principal executive offices)

+1 (416) 309-2963

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares, no par value per share

Item 9.	Other Events

Termination of Regulation A Offering; Issuance of Press Release

On July 6, 2022, Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada (the “Company”), issued a press release announcing that its offering of its common shares, no par value per share (“Common Shares”), pursuant to Regulation A, Tier 2 under the Securities Act of 1933, as amended (the “Regulation A Offering”), will terminate on August 2, 2022.

On the cover page of the Company’s Regulation A Offering Circular, dated August 9, 2021, the Company stated that the Regulation A Offering “will terminate on the earlier of (i) August 2, 2022, (ii) the date on which the Maximum Offering is sold, or (iii) when the Board of Directors of the Company elects to terminate the offering.”

As such, pursuant to the terms of the Regulation A Offering, any in-progress subscription agreements must be signed by investors and returned to the Company, with funds for purchases of Common Shares received by the Company, by August 2, 2022. No sales of Common Shares pursuant to the Regulation A Offering will be made after August 2, 2022.

The Company’s press release also contains certain updates with regards to the Company’s potash mining project located in the state of Amazonas, Brazil. A copy of the Company’s press release is furnished as Exhibit 99.1 to this current report on Form 1-U and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated July 6, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2022

BRAZIL POTASH CORP.

By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer